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                 February 3, 2022

       Michael Cammarata
       President and Chief Executive Officer and Director
       Neptune Wellness Solutions Inc.
       545 Promenade du Centropolis
       Suite 100
       Laval, Quebec
       Canada H7T 0A3

                                                        Re: Neptune Wellness
Solutions Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed January 28,
2022
                                                            File No. 333-262411

       Dear Mr. Cammarata:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Thomas M. Rose